November 29, 2019

British Columbia Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

RE:	FSD Pharma Inc. - Notice of Change of Auditor

MNP LLP Chartered Professional Accountants (“MNP”) has reviewed the Notice of Change of Auditor dated November 29, 2019 (the “Notice”) prepared by FSD Pharma Inc. (the “Company”). Further to our obligation as successor auditor of the Company under section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), MNP responds to the Company’s statements as follows:

(1) MNP has no basis to agree or disagree with paragraph (a) and (d) of the Notice

(2) MNP agrees with paragraphs (b) and (c) of the Notice

Your truly,

Chartered Professional Accountants

Licensed Public Accountant